# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Global Dynamic Income Fund, CIK 0001396277
CUSIP: 12811L4@3
Title of class of securities: Series H Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002052113

## Reporting persons
- BlackRock Portfolio Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,000; sole dispositive power 0; shared dispositive power 440,000; aggregate amount beneficially owned 440,000 (38.6% of the class)

## Item 1. Issuer
Name of issuer: Calamos Global Dynamic Income Fund
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, IL, 60563

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of BlackRock Portfolio Management LLC (the "Reporting Person").

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: The business address of the Reporting Person is 50 Hudson Yards, New York, NY 10001.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed to share beneficial ownership of 440,000 shares of the Issuer's Series H Mandatory Redeemable Preferred Shares. The percentage reflected herein is based on 1,140,000 Series H Mandatory Redeemable Preferred Shares outstanding.
Percent of class: 38.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 440,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 440,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Calamos Global Dynamic Income Fund. No one person's interest in the shares of Calamos Global Dynamic Income Fund is more than five percent of the total outstanding shares, except for (i) The Guardian Life Insurance Company of America, (ii) The Guardian Insurance & Annuity Company, Inc., and (iii) Midland National Life Insurance Company.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24.1: Power of Attorney

Exhibit 99.1: Item 7

## Signatures
- BlackRock Portfolio Management LLC: /s/ Joseph Virgilio, Joseph Virgilio, Attorney-in-fact (09/08/2026)